UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)*

IDEAYA Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45166A 102

(CUSIP Number)

Rebecca Lucia

5AM Venture Management, LLC

501 2nd Street, Suite 350

San Francisco, CA 94107

(415) 993-8565

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45166A 102	13D

1.	Name of Reporting Persons 5AM Ventures IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,477,028 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,477,028 shares of common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,477,028 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 5.1% (3)
14.	Type of Reporting Person (see instructions) PN

(1) This Schedule 13D is filed by 5AM Partners IV, LLC (“5AM Partners IV”), 5AM Ventures IV, L.P. (“5AM IV”),  5AM Co-Investors IV, L.P. (“5AM Co-Investors IV”), 5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”), Dr. John D. Diekman (“Diekman”), Andrew J. Schwab (“Schwab”) and Dr. Scott M. Rocklage (“Rocklage” and, with 5AM Partners IV, 5AM IV, 5AM Co-Investors IV, 5AM Opportunities, 5AM Opportunities GP, Diekman and Schwab, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by 5AM IV.  Diekman, Schwab and Rocklage, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV.

(3) This calculation is based on  29,069,719 shares of Common Stock, par value $0.0001 per share, outstanding as of November 6, 2020, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2020 (the “10-Q”) filed on November 12, 2020 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 45166A 102	13D

1.	Name of Reporting Persons 5AM Co-Investors IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 61,542 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 61,542 shares of common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,542 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 0.2% (3)
14.	Type of Reporting Person (see instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by 5AM Co-Investors IV.  Diekman, Schwab and Rocklage, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM Co-Investors IV.

(3) This calculation is based on  29,069,719 shares of Common Stock, par value $0.0001 per share, outstanding as of November 6, 2020, as reported in the 10-Q.

CUSIP No. 45166A 102	13D

1.	Name of Reporting Persons 5AM Partners IV, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,545,970 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,545,970 shares of common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,545,970 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 5.3% (3)
14.	Type of Reporting Person (see instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,477,028 shares held by 5AM IV; (ii) 61,542 shares held by 5AM Co-Investors IV; and (iii) 7,400 shares held by 5AM Partners IV.  Diekman, Schwab and Rocklage, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV and 5AM Co-Investors IV.

(3) This calculation is based on  29,069,719 shares of Common Stock, par value $0.0001 per share, outstanding as of November 6, 2020, as reported in the 10-Q.

CUSIP No. 45166A 102	13D

1.	Name of Reporting Persons 5AM Opportunities I, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 259,496 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 259,496 shares of common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 259,496 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 0.9% (3)
14.	Type of Reporting Person (see instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by 5AM Opportunities.  Schwab and Dr. Kush Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3) This calculation is based on  29,069,719 shares of Common Stock, par value $0.0001 per share, outstanding as of November 6, 2020, as reported in the 10-Q.

CUSIP No. 45166A 102	13D

1.	Name of Reporting Persons 5AM Opportunities I (GP), LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 260,746 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 260,746 shares of common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 260,746 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 0.9% (3)
14.	Type of Reporting Person (see instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes 259,496 shares held by 5AM Opportunities and 1,250 shares held by 5AM Opportunities GP.  Schwab and Dr. Kush Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3) This calculation is based on  29,069,719 shares of Common Stock, par value $0.0001 per share, outstanding as of November 6, 2020, as reported in the 10-Q.

CUSIP No. 45166A 102	13D

1.	Name of Reporting Persons Dr. John D. Diekman
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,545,970 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,545,970 shares of common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,545,970 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 5.3% (3)
14.	Type of Reporting Person (see instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,477,028 shares held by 5AM IV; (ii) 61,542 shares held by 5AM Co-Investors IV; and (iii) 7,400 shares held by 5AM Partners IV.  Diekman, Schwab and Rocklage, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV and 5AM Co-Investors IV.

(3) This calculation is based on  29,069,719 shares of Common Stock, par value $0.0001 per share, outstanding as of November 6, 2020, as reported in the 10-Q.

CUSIP No. 45166A 102	13D

1.	Name of Reporting Persons Andrew J. Schwab
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,806,716 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,806,716 shares of common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,806,716 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 6.2% (3)
14.	Type of Reporting Person (see instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,477,028 shares held by 5AM IV; (ii) 61,542 shares held by 5AM Co-Investors IV; (iii) 7,400 shares held by 5AM Partners IV; (iv) 259,496 shares held by 5AM Opportunities; and (v) 1,250 shares held by 5AM Opportunities GP.  Diekman, Schwab and Rocklage, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV and 5AM Co-Investors IV.  Schwab and Dr. Kush Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3) This calculation is based on  29,069,719 shares of Common Stock, par value $0.0001 per share, outstanding as of November 6, 2020, as reported in the 10-Q.

CUSIP No. 45166A 102	13D

1.	Name of Reporting Persons Dr. Scott M. Rocklage
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,545,970 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,545,970 shares of common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,545,970 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 5.3% (3)
14.	Type of Reporting Person (see instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,477,028 shares held by 5AM IV; (ii) 61,542 shares held by 5AM Co-Investors IV; and (iii) 7,400 shares held by 5AM Partners IV.  Diekman, Schwab and Rocklage, as Managing Members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV and 5AM Co-Investors IV.

(3) This calculation is based on 29,069,719 shares of Common Stock, par value $0.0001 per share, outstanding as of November 6, 2020, as reported in the 10-Q.

CUSIP No. 45166A 102	13D

Explanatory Note:    This Amendment No. 2 (the “Amendment”), which further amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2019 and amended on November 16, 2020 (as amended, the “Original Schedule 13D”) is being filed on behalf of 5AM Partners IV, LLC (“5AM Partners IV”), 5AM Ventures IV, L.P. (“5AM IV”), 5AM Co-Investors IV, L.P. (“5AM Co-Investors IV”), 5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”),  Dr. John D. Diekman (“Diekman”), Andrew J. Schwab (“Schwab”) and Dr. Scott M. Rocklage (“Rocklage” and, with 5AM Partners IV, 5AM IV, 5AM Co-Investors IV, 5AM Opportunities, 5AM Opportunities GP, Diekman and Schwab, collectively, the “Reporting Persons”) in respect of the Common Stock, $0.0001 par value per share (“Common Stock”), of IDEAYA Biosciences, Inc., a Delaware corporation (the “Issuer” or “IDEAYA”). This Amendment is being filed by the Reporting Persons to report distribution of Common Stock on December 10, 2020.  Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Items 4 and 5 below.

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.  All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.   Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On December 10, 2020, 5AM IV made a pro rata in-kind distribution for no additional consideration of 710,400 shares of Common Stock to its general partner, 5AM Partners IV, LLC, and its limited partners.  On December 10, 2020, 5AM Co-Investors IV made a pro rata in-kind distribution for no additional consideration of 29,600 shares of Common Stock to its general partner, 5AM Partners IV, LLC, and its limited partners.  Of the shares distributed by 5AM IV and 5AM Co-Investors IV, 5AM Partners IV, LLC received an aggregate of 7,400 shares.  On December 10, 2020, 5AM Opportunities made a pro rata in-kind distribution for no additional consideration of 125,000 shares of Common Stock to its general partner, 5AM Opportunities GP, and its limited partners. Of the shares distributed by 5AM Opportunities, 5AM Opportunities GP received 1,250 shares.

CUSIP No. 45166A 102	13D

Item 5.   Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) — (b). The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of December 14, 2020:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (3)
5AM IV	1,477,028	0	1,477,028	0	1,477,028	1,477,028	5.1%
5AM Co-Investors IV	61,542	0	61,542	0	61,542	61,542	0.2%
5AM Partners IV (1)	7,400	0	1,545,970	0	1,545,970	1,545,970	5.3%
5AM Opportunities	259,496	0	259,496	0	259,496	259,496	0.9%
5AM Opportunities GP (2)	1,250	0	260,746	0	260,746	260,746	0.9%
Diekman (1)	0	0	1,545,970	0	1,545,970	1,545,970	5.3%
Schwab (1) (2)	0	0	1,806,716	0	1,806,716	1,806,716	6.2%
Rocklage (1)	0	0	1,545,970	0	1,545,970	1,545,970	5.3%

(1)         Includes (i) 1,477,028 shares held by 5AM IV; (ii) 61,542 shares held by 5AM Co-Investors IV; and (iii) 7,400 shares held by 5AM Partners IV.  Diekman, Schwab and Rocklage, as managing members of 5AM Partners IV, share voting and investment authority over the shares held by 5AM IV and 5AM Co-Investors IV.

(2)         Includes 259,496 shares held by 5AM Opportunities and 1,250 shares held by 5AM Opportunities GP.  Schwab and Parmar, as managing members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)         This calculation is based on 29,069,719 shares of Common Stock, par value $0.0001 per share, outstanding as of November 6, 2020, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2020 (the “10-Q”) filed on November 12, 2020 with the SEC.

(c)    Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock since November 13, 2020, the date as of which beneficial ownership information was presented in the most recent amendment to this Schedule 13D.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)     Not applicable.

CUSIP No. 45166A 102	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 14, 2020

5AM Ventures IV, L.P.

By:	5AM Partners IV, LLC,
Its General Partner

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM Co-Investors IV, L.P.

By:	5AM Partners IV, LLC,
Its General Partner

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM Partners IV, LLC

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM Opportunities I, L.P.

By:	5AM Opportunities I (GP), LLC,
Its General Partner

By:	/s/ Dr. Kush M. Parmar
Dr. Kush M. Parmar
Managing Member

5AM Opportunities I (GP), LLC

By:	/s/ Dr. Kush M. Parmar
Dr. Kush M. Parmar
Managing Member

DR. JOHN D. DIEKMAN

By:	/s/ Dr. John D. Diekman
Dr. John D. Diekman

CUSIP No. 45166A 102	13D

ANDREW J. SCHWAB

By:	/s/ Andrew J. Schwab
Andrew J. Schwab

DR. SCOTT M. ROCKLAGE

By:	/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage